Exhibit 99.2

Unaudited Interim Consolidated Financial Statements of

HELIX BIOPHARMA CORP.

For the three and nine months ended April 30, 2010 and 2009

Helix BioPharma Corp.
Unaudited Interim Consolidated Balance Sheets
(in thousands of Canadian dollars)

	April 30, 2010	July 31, 2009 (audited)

Assets

Current assets
Cash and cash equivalents	$ 15,981	$ 14,494
Accounts receivable	995	1,053
Inventory	748	858
Prepaid and other expenses	478	1,049
	18,202	17,454

Investments	61	56

Capital assets	2,080	1,809

	20,343	19,319
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	1,074	1,299
Accrued liabilities	692	834
Deferred lease credit	25	25
	1,791	2,158

Deferred lease credit – non current:	79	98

Shareholders’ equity (note 4)	18,473	17,063

Contingent liability (note 8)

	$ 20,343	$ 19,319

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Operations
(in thousands of Canadian dollars, except per share amounts)

	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Revenue
Product revenue	$ 933	$ 793	$ 2,848	$ 2,454
License fees and royalties	181	131	407	452
	1,114	924	3,255	2,906
Expenses
Cost of sales	400	375	1,279	1,160
Research and development	3,142	3,082	8,402	7,584
Operating, general and administration	779	1,021	2,225	3,127
Sales and marketing	303	210	862	727
Amortization of intangible assets	-	3	-	9
Amortization of capital assets	112	64	317	191
Stock-based compensation	251	234	1,016	865
Interest income, net	(13)	(27)	(37)	(332)
Foreign exchange loss	326	67	514	199
	5,300	5,029	14,578	13,530
Loss before income taxes	(4,186)	(4,105)	(11,323)	(10,624)

Income taxes	14	29	25	83

Net loss for the period	$ (4,200)	$ (4,134)	$ (11,348)	$ (10,707)

Loss per share
Basic and diluted	$ (0.07)	$ (0.08)	$ (0.19)	$ (0.21)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	59,812,245	53,175,335	58,857,789	51,606,104

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp.
Unaudited Interim Statement of Comprehensive Loss
(in thousands of Canadian dollars)

	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Comprehensive loss (note 3): Net loss for the period	$ (4,200)	$ (4,134)	$ (11,348)	$ (10,707)
Other comprehensive income / (loss), net of income taxes: Increase / (decrease) in fair value of available-for -sale investments	9	19	5	(60)
Total comprehensive loss	$ (4,191)	$ (4,115)	$ (11,343)	$ (10,767)

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Deficit
(in thousands of Canadian dollars)

	For the three months ended April 30		For the three months ended April 30
	2010	2009	2010	2009

Deficit, beginning of period	$ (79,942)	$ (65,265)	$ (72,794)	$ (58,692)

Net loss for the period	(4,200)	(4,134)	(11,348)	(10,707)

Deficit, end of period	$ (84,142)	$ (69,399)	$ (84,142)	$ (69,399)

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net loss for the period	$ (4,200)	$ (4,134)	$ (11,348)	$ (10,707)
Items not involving cash
Amortization of capital assets	112	64	317	191
Amortization of intangible assets	-	3	–	9
Deferred lease credit	(6)	–	(19)	–
Stock-based compensation	251	234	1,016	865
Foreign exchange loss	326	67	514	199
Change in non-cash working capital
Accounts receivable	(22)	154	58	(103)
Inventory	133	(122)	110	(364)
Prepaid and other expenses	(327)	(318)	571	(36)
Accounts payable	(267)	599	(225)	1,753
Accrued liabilities	298	(102)	(142)	(236)
	(3,702)	(3,555)	$(9,148)	$(8,429)
Financing activities
Proceeds from the exercise of stock options	140	–	140	–
Proceeds from issue of common shares and warrants, net of issue costs	–	–	11,597	9,659
	140	–	11,737	9,659
Investing activities Purchase of capital assets	(104)	(416)	(588)	(490)
	(104)	(416)	(588)	(490)

Effect of exchange rate changes on cash and cash equivalents	(326)	(67)	(514)	(199)

Increase (decrease) in cash and cash equivalents	(3,992)	(4,038)	1,487	541

Cash and cash equivalents, beginning of period	19,973	19,598	14,494	19,057
Cash and cash equivalents, end of period	$ 15,981	$ 19,598	$ 15,981	$ 19,598
Supplemental cash flow information Interest received	$ 13	$ 28	$ 37	$ 337
Income taxes paid	13	–	13	–

See accompanying notes to unaudited interim consolidated financial statements.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1.      Operations
Helix BioPharma Corp.’s (the “Company”) principal business activities are focused on biopharmaceuticals, primarily in the areas of cancer prevention and treatment.  In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities.  The Company has funded its research and development activities through the issuance of common shares and warrants and limited commercial activities.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  It is not possible to predict the outcome of future research and development activities or the financing thereof.

2.      Basis of presentation
These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements with a reconciliation to accounting principles generally accepted in the United States disclosed in note 12 to the unaudited interim consolidated financial statements for the period ended April 30, 2010, and do not include all the information required for complete financial statements.  They are consistent with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended July 31, 2009, with the exception of the changes outlined in notes 3 and 12.  These unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2009.  When necessary, these unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

These unaudited interim consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly-owned subsidiaries and all inter-company transactions are eliminated upon consolidation.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize assets and discharge its liabilities in the normal course of operations.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.  While the Company estimates it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

3.      Changes in accounting policies
a)
These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2009, except for the following new accounting pronouncements, which have been adopted effective August 1, 2009.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(i)	Goodwill and Other Intangible Assets:
On August 1, 2009, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook (“CICA”) Section 3064, Goodwill and Other Intangible Assets.  Section 3064, which replaces Section 3062, Goodwill and Other Intangibles Assets and Section 3450, Research and Development Costs establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this change did not have a material impact on the Company’s unaudited interim consolidated financial statements.

(ii)	Credit Risk and the Fair Value of Financial Assets and Liabilities:
In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC 173”). EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC 173 on August 1, 2009, and the adoption did not have a material impact on the Company’s unaudited interim consolidated financial statements.

(iii)	Financial Instruments - Disclosures:
On August 1, 2009, the Company adopted the CICA Section 3862, Financial Instruments - Disclosures that include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data.  The Company has included disclosures recommended by Section 3862 in note 10 of the unaudited interim consolidated financial statements.

(iv)	Financial Instruments – Recognition and Measurement (amendment to Section 3855):
In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances.  The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category.  The amendment applies to reclassification made on or after July 1, 2009.  The application of this amendment did not have any impact on the Company’s consolidated financial statements.  In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  The adoption of this change did not have a material impact on the Company’s unaudited interim consolidated financial statements.

b)	Recent Canadian accounting pronouncements not yet adopted
(i)	International financial reporting standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011.

The Company is in the process of preparing a transition plan from the current Canadian GAAP to IFRS with the plan focusing on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.  Management plans is to have the conversion to IFRS completed as per the required timeline for the Company.

While the Company has commenced the scoping and diagnostic stage, management has not yet determined the impact of the current Canadian GAAP to IFRS conversion on the Company’s consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

(ii)	Business combinations:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iii)	Consolidated financial statements:
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iv)	Non-controlling interests:
In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(v)	Multiple Deliverable Revenue Arrangements:
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC 142 “Revenue Arrangements with Multiple Deliverables” (“EIC 142”).  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

4.	Shareholders' equity

	Common shares		Share purchase warrants
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders' equity
Balances, July 31, 2009	$ 81,576	53,175,335	$ 47	3,400,000	$ 3,386	$ 4,792	$ (72,794)	$ 56	$ 17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(7)	(7)
Common Stock, issued	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued	–	–	3,055	6,625,000	–	–	–	–	3,055
Stock based compensation	–	–	–	–	160	–	–	–	160
Balances, October 31, 2009	$ 90,118	59,800,335	$ 3,102	10,025,000	$ 3,546	$ 4,792	$ (76,267)	$ 49	25,340
Net loss for the period	–	–	–	–	–	–	(3,675)	–	(3,675)
Other comprehensive income (loss)	–	–	–	–	–	–	–	3	3
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	605	–	–	–	605
Warrants, issued	–	–	–	–	–	–	–	–	–
Balances, January 31, 2010	$ 90,118	59,800,335	$ 3,102	10,025,000	$ 4,151	$ 4,792	$ (79,942)	$ 52	$ 22,273
Net loss for the period	–	–	–	–	–	–	(4,200)	–	(4,200)
Other comprehensive income (loss)	–	–	–	–	–	–	–	9	9
Common stock, issued	240	70,000	–	–	(100)	–	–	–	140
Stock-based compensation	–	–	–	–	251	–	–	–	251
Warrants, issued	–	–	–	–	–	–	–	–	–
Balances, April 30, 2010	$ 90,358	59,870,335	$ 3,102	10,025,000	$ 4,302	$ 4,792	$ (84,142)	$ 61	$ 18,473

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

	Common shares		Share purchase warrants
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders' equity
Balances, July 31, 2008	$ 71,964	46,375,335	$ –	–	$ 3,231	$ 3,925	$ (58,692)	$ 94	$ 20,522
Net loss for the period	–	–	–	–	–	–	(2,321)	–	(2,321)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(60)	(60)
Common stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Stock-based compensation	–	–	–	–	–	–	–	–	–
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Stock options expired, unexercised	–	–	–	–	(537)	537	–	–	–
Balances, October 31, 2008	$ 81,576	53,175,335	$ 47	3,400,000	$ 2,694	$ 4,462	$ (61,013)	$ 34	27,800
Net loss for the period	–	–	–	–	–	–	(4,252)	–	(4,252)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(19)	(19)
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	631	–	–	–	631
Warrants, issued	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(161)	161	–	–	–
Balances, January 31, 2009	$ 81,576	53,175,335	$ 47	3,400,000	$ 3,164	$ 4,623	$ (65,265)	$ 15	$ 24,160

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

	Common shares		Share purchase warrants
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
Balances, July 31, 2009	$ 81,576	53,175,335	$ 47	3,400,000	$ 3,164	$ 4,623	$ (65,265)	$ 15	$ 24,160
Net loss for the period	–	–	–	–	–	–	(4,134)	–	(4,134)
Other comprehensive income (loss)	–	–	–	–	–	–	–	19	19
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	234	–	–	–	234
Warrants, issued	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(4)	4	–	–	–
Balances, April 30, 2009	$ 81,576	53,175,335	$ 47	3,400,000	$ 3,394	$ 4,627	$ (69,399)	$ 34	$ 20,279

5.      Share capital
(a)	Preferred shares:
(i)	Authorized 10,000,000 preferred shares.
(ii)	Nil preferred shares issued and outstanding.

(b)	Common shares, share purchase warrants and contributed surplus
(i)	Authorized unlimited common shares without par value.
(ii)	Issued and outstanding:

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock.  Share issue costs totalling $1,984,096 were proportionately allocated to the share purchase warrants $522,640 and common stock $1,461,456.

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011. Of the gross proceeds amount, $68,000 was allocated to the share purchase warrants based on fair value and the residual amount of $11,356,000 was allocated to common stock.  Share issue costs totalling $1,765,000 were proportionately allocated to the share purchase warrants ($21,000) and common stock ($1,744,000), respectively.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(c)	Stock options:
(i)
The Company maintains a stock option plan reserving up to 10% of issued and outstanding common shares for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services.  Options are granted at the fair market value of the Company’s stock at the grant date, vesting at the discretion of the Board, and may have terms of up to 10 years.

(ii)	Issued and outstanding:

	For the nine months ended April 30, 2010		For the fiscal year ended July 31, 2009
	Number	Weighted average exercise price per share	Number	Weighted average exercise price per share
Outstanding, beginning of period	3,564,000	$ 2.00	2,030,500	$ 2.45
Issued, during the period	968,000	$ 2.74	2,070,000	$ 1.68
Exercised, during the period	(70,000)	$ 2.00	–	–
Expired unexercised, beginning of period	–	–	(536,500)	$ 2.46
Outstanding, end of period	4,462,000	$ 2.16	3,564,000	$ 2.00
Exercisable, end of period	2,709,750	$ 2.19	2,015,250	$ 2.24

The following table provides information on options outstanding and exercisable as of April 30, 2010:
Exercise Price	Weighted average remaining contractual life (in years)	Number of options outstanding	Number of options exercisable
$1.68	6.63	2,065,000	1,032,500
$2.00	0.17	7770,500	770,500
$2.74	4.62	968,000	248,250
$3.00	1.25	658,500	658,500
	3.30	4,462,000	2,709,750

(iii)	Stock-based compensation:
On December 14, 2009 the Company issued 968,000 options to purchase common stock with an exercise price of $2.74.  The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant.  All the options granted on December 14, 2009 would be fully vested by December 14, 2012.

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

On December 17, 2008 the Company issued 2,070,000 options to purchase common stock with an exercise price of $1.68.  The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant.  All the options granted on December 17, 2008 would be fully vested by December 17, 2011.

Stock based compensation expense for the three and nine month periods ended April 30, 2010 totalled $251,000 and $1,016,000, respectively.  Stock based compensation expense for the three and nine month periods ended April 30, 2009 totalled $234,000 and $865,000, respectively. The stock based compensation expense for the three and nine month periods ended April 30, 2010 and 2009 relate to stock options granted on December 14, 2009 and December 17, 2008 and are being expensed over their vesting period.  The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date.

The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date based on the following assumptions:

Grant Date	Volatility	Risk Free Interest Rate	Expected Life	Dividend Yield
December 14, 2009	70.26%	2.56%	5 years	0.00%
December 17, 2008	64.30%	2.44%	8 years	0.00%

6.      Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cawkell Brodie Glaister LLP, is legal counsel to the Company.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Chesapeake Biological Laboratories (“CBL”).  Effective December 3, 2009 CBL changed its name to Cangene bioPharma Inc.

The Company had the following related party transactions:
	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Legal fees to Cawkell Brodie Glaister LLP	$ 50	$ 54	$ 227	$ 249
Contracted fill-finish services with Cangene bioPharma, Inc.	11	23	161	83

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Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

7.      Segmented information
Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The table below summarizes the Company’s segmented information:
	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Canada: Product revenue License fee and royalty revenue	$ 850 –	$ 749 –	$ 2,616 –	$ 2,333 –
United States: Product revenue License fee and royalty revenue	83 –	44 –	232 –	121 89
Europe: Product revenue License fee and royalty revenue	– 181	– 131	– 407	– 363
	$ 1,114	$ 924	$ 3,255	$ 2,906

The table below summarizes the Company’s segmented information:
	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Percentage of total revenue represented by two customers	46%	49%	46%	49%
Percentage of total accounts receivable represented by two customers	15%	44%	15%	44%
The percentage of total accounts receivable represented by two customers as at July 31, 2009 was 50%.

The following table summarizes the Company’s assets by geographic region:
	At April 30, 2010				At July 31, 2009
	Cash and	Accounts		Capital	Cash and	Accounts		Capital
	Equivalents	Receivable	Inventory	Assets	Equivalents	Receivable	Inventory	Assets
Geographic region:
Canada	$ 14,499	$ 450	$ 748	$ 1,311	$ 11,767	$ 545	$ 858	$ 1,391
United States	209	–	–	769	–	–	–	418
Europe	1,274	545	–	–	2,727	508	–	–
	$ 15,982	$ 995	$ 748	$ 2,080	$ 14,494	$ 1,053	$ 858	$ 1,809

13 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

8.      Contingent liability
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Consequently, no amounts have been accrued in these unaudited interim consolidated financial statements relating to this indemnification.

9.      Capital risk management

The Company’s main objectives when managing capital are to ensure the Company has the ability to advance its research and development programs, complete its clinical trials and meet its ongoing operating expenditures while maintaining a flexible capital structure.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.  The Company’s objectives in managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures.  The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

In the management of capital, the Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures for the next twelve months.

10.           Financial instruments and risk management

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, available-for-sale investment, accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities as recorded in the unaudited interim consolidated balance sheets approximate their carrying amounts due to the short-term maturities of these instruments.  The fair value of the available-for-sale investment as recorded in the unaudited interim consolidated balance sheets reflect the value of Orchid Cellmark common shares, which trade on the NASDAQ, under the ticker symbol ORCH.  The closing trading price of Orchid Cellmark’s common shares was US$2.02 per common share at April 30, 2010 (July 31, 2009 – US$1.75 per common share).

14 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The carrying amounts of the financial instruments as at April 30, 2010 are as follows:
	Held for Trading	Loans and Receivables	Carrying Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$ 15,982	$ –	$ 15,982	$ 15,982
Accounts receivable	–	995	995	995
Investments	61	–	61	61
	$ 16,043	$ 995	$ 17,038	$ 17,038
Financial Liabilities:
Accounts payable	$ –	$ 1,074	$ 1,074	$ 1,074
Accrued liabilities	–	692	692	692
	–	$ 1,766	$ 1,766	$ 1,766

Net financial asset / (liability)	$ 16,043	$ (771)	$ 15,272	$ 15,272

The carrying amounts of the financial instruments as at July 31, 2009 are as follows:
	Held for Trading	Loans and Receivables	Carrying Amount	Fair Value
Financial Assets:
Cash and cash equivalents	$ 14,494	$ –	$ 14,494	$ 14,494
Accounts receivable	–	1,053	1,053	1,053
Investments	56	–	56	56
	$ 14,550	$ 1,053	$ 15,603	$ 15,603
Financial Liabilities:
Accounts payable	$ –	$ 1,299	$ 1,299	$ 1,299
Accrued liabilities	–	834	834	834
	$ –	$ 2,133	$ 2,133	$ 2,133
Net financial asset / (liability)	$ 14,550	$ (1,080)	$ 13,470	$ 13,470

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

15 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management.  The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk:
(i)	Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar.  Foreign exchange risks arise from the foreign currency translation of net assets which consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.  Included in foreign currency denominated net assets is a large Value Added Tax (“VAT”) receivable denominated in Euro dollars and is subject to foreign exchange risk associated with the time to collect the VAT from German tax authorities.  The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.  Lastly, foreign exchange risks also arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars.  The Company has generally maintained minimal cash balances denominated in U.S. dollars due to the Canadian dollar’s appreciation against the U.S. dollar and the relatively small amount of purchase transactions denominated in U.S. dollars.  As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars which could increase the foreign exchange risk associated with U.S. dollar transactions.

The Company’s exposure to currency risk is as follows, as at:
	April 30, 2010			July 31, 2009
	Euro Dollars	U.S. Dollars	Pound Sterling	Euro Dollars	U.S. Dollars	Pound Sterling
Cash and cash equivalents	942	206	–	1,777	207	–
Accounts receivable	402	–	–	331	–	–
Investment	–	60	–	–	–	–
Accounts payable	(202)	(261)	(36)	(181)	(488)	(40)
Accrued liabilities	(87)	(164)	–	(37)	(79)	–
	1,055	(159)	(36)	1,890	(360)	(40)

16 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

The following summary illustrates the fluctuations in the exchange rates during the:
	Nine month period ended April 30, 2010			Nine month period ended April 30, 2009
	Euro Dollars	U.S. Dollars	Pound Sterling	Euro Dollars	U.S. Dollars	Pound Sterling
Opening exchange rate	1.5046	1.0775	1.8033	1.5993	1.0240	2.0312
Average exchange rate	1.4977	1.0522	1.6845	1.5952	1.1896	1.8600
Closing exchange rates	1.3524	1.0158	1.5537	1.5812	1.1930	1.7668

(ii)	Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions.  The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis.  The Company limits its investing of excess funds to risk-free financial instruments, such as Bankers’ Acceptances.  Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time.

(b)	Credit risk:
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The carrying value amount of financial assets recorded in the Company’s consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.  Accounts receivable are net of allowance for doubtful accounts of $6,442 at April 30, 2010 (July 31, 2009 – $7,000).  The Company does not have a large customer base, which facilitates the monitoring of credit risk and credit standing of counterparties on a regular basis.

17 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(c)	Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.  In addition, management actively reviews and approves planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at April 30, 2010:
	Carrying amount	Less than one year	Greater than one year
Accounts payable	$ 1,074	$ 1,074	$ -
Accrued liabilities	$ 692	$ 692	$ -

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

11.           Comparative figures
The comparative interim consolidated financial statements for the three and nine month periods ended April 30, 2009 have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements.  Specifically, sales and marketing expenses for the three and nine month periods ended April 30, 2009 have been separately disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Loss.  In prior quarterly consolidated financial statement disclosures, sales and marketing expenses were included in operating, general and administration expenses.

12.           Differences between generally accepted accounting principles in Canada and the USA:
The unaudited interim consolidated financial statements for the three and nine month periods ended April 30, 2010 and 2009 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's unaudited interim consolidated statements of operations and deficit and unaudited interim consolidated balance sheets.

18 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(a)	Consolidated statements of operations, deficit and comprehensive income (loss):

	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Loss per Canadian GAAP	$ (4,200)	$ (4,134)	$ (11,348)	$ (10,707)
Loss per United States GAAP	$ (4,200)	$ (4,134)	$ (11,348)	$ (10,707)
Comprehensive income (loss) in accordance with US GAAP	$ (4,191)	$ (4,115)	$ (11,343)	$ (10,767)

	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Basic and diluted loss per common share under United States GAAP	$ (0.07)	$ 0.08	$ 0.19	$ 0.21

Weighted average number of common shares under United States GAAP	59,811,346	53,175,335	56,857,789	51,606,104

Loss per Canadian and United States GAAP was the same for both the three and nine month periods ended April 30, 2010 and 2009.  Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

(b)  Consolidated balance sheets:

	As at April 30, 2010		As at July 31, 2009
	Canada	United States	Canada	United States
Shareholders' equity:
Common stock (iv)	90,359	91,711	81,576	81,990
Share purchase warrants (iv)	3,102	2,183	47	67
Stock options (v), (vi)	4,302	3,270	3,386	2,354
Contributed surplus (v), (vi)	4,792	3,920	4,792	3,920
Deficit, end of period (i), (ii), (iii), (iv), (v), (vi)	(84,142)	(82,672)	(72,794)	(71,324)

(i) Comprehensive Income
Under Canadian GAAP, comprehensive income, which consists of net income and other comprehensive income (“OCI”) represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. Under Canadian GAAP this rule became effective August 1, 2007, for the Company’s fiscal year ending July 31, 2008, whereas under United States GAAP, this accounting principle has

19 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

been in effect for fiscal years ending after December, 15, 1998.  The Company, under Canadian GAAP recorded available-for-sale investments at cost, but under United States GAAP adjusted the available-for-sale investments at fair value with changes in fair value recorded as other comprehensive income, net of income taxes.

(ii) Acquired technology:
Canadian GAAP requires the capitalization and amortization of certain acquired research and development costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, previously acquired research and development costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.  As at July 31, 2009, the acquired technology was fully written down and therefore no differences exist between in Canadian and U.S. GAAP.

(iii) Income taxes:
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  For the three and nine month periods ended April 30, 2010, the Company received $194,000 and $230,000, respectively, in investment tax credit for research and development expenses which were of a current nature.  The accounting treatment for investment tax credits per Canadian and United States GAAP resulted in no difference to the loss for the three and nine month periods ended April 30, 2010.

(iv) Warrants
Under Canadian GAAP, common shares and share purchase warrants are presented separately as components of shareholders' equity. The Company allocated the gross proceeds to common shares based on residual value after having determined the valuation of warrants based on the Black-Scholes model.

Under United States GAAP, though common shares are presented as a component of shareholders’ equity, share purchase warrants may be presented as a liability if they do not meet the criteria for equity classification.  Since the share purchase warrants issued by the Company do meet the definition of equity under US GAAP, they have also been included as a separate component of shareholders’ equity.  Under United States GAAP, the gross proceeds are allocated between the warrants and the commons shares based on relative fair value.

The related issuance costs under both Canadian and United States GAAP were allocated on a pro rata basis to the common shares and the warrants.

(v) Stock-based compensation to non-employees:
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 is not required to be recorded or presented under Canadian GAAP.

20 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Under United States GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value.  There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

The Company had not issued any options to non-employees as at August 1, 2003.  There exists no difference between Canadian and United States GAAP for the fair value of options granted to non-employees after August 1, 2003.

(vi) Stock-based compensation to employees:
Under Canadian GAAP, effective August 1, 2003, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under U.S. GAAP, effective August 1, 2006, the Company recognizes in the statement of operations and comprehensive income all share-based payments to employees, including grants of employee stock options, based on their fair values.  Previously under U.S. GAAP the Company accounted for share-based compensation transactions with employees, using the intrinsic value method.  The Company adopted the fair value method using the modified prospective method, which requires the application of the accounting standards as of August 1, 2006.  In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of the change in accounting principle.

Some of the Company's awards have vesting conditions. The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.  There was previously a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance based options granted to employees prior to August 1, 2005 under United States GAAP compared to the fair value measurement of such awards under Canadian GAAP.  The Company’s estimate of forfeitures at the time of granting was nil under U.S. GAAP.

The following table represents the allocation of stock-based compensation expense:
	For the three months ended April 30		For the nine months ended April 30
	2010	2009	2010	2009
Research and Development	$ 103	$ 92	$ 412	$ 341
Operating, general and administration	129	114	531	420
Sales and marketing	19	28	73	104
	$ 251	$ 234	$ 1,016	$ 865

21 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(c)	Consolidated statements of cash flows:
There are no differences between United States and Canadian GAAP as it relates to cash provided (used in) financing and investing activities.  The increase in cash and cash equivalents for the fiscal quarters ended April 30, 2010 and 2009 are the same for United States GAAP to that reported under Canadian GAAP.

(d)  Changes in accounting policy:
(i)	Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles
FASB statement No. 168, Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"), replaces SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company has applied this standard to its unaudited interim consolidated financial statements.

(ii)	Collaborative Arrangements:
In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements ("EITF 07-1"), which is primarily codified in ASC Topic 808 and provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements.  ASC Topic 808 is effective for the first annual or interim reporting period beginning after December 15, 2008, specifically August 1, 2009 for the Company and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of this standard did not have an impact on the Company’s interim consolidated financial statements.

(iii)	Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock
In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock, which is primarily codified in ASC Topic 815.  ASC Topic 815 establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purposes of determining whether the scope exception in ASC 320 can be applied.  This issue was effective for the fiscal year beginning August 1, 2009 for the Company. The adoption of ASC 815 did not have any impact on the Company’s unaudited interim consolidated financial statements.

(iv)	Business Combinations:
In December 2007, the FASB issued Statement No. 141R, which is primarily codified in ASC Topic 805,and requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  ASC Topic 805 applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under ASC Topic 805, all business combinations will be accounted for by applying the acquisition method.  ASC Topic 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically August 1, 2009 for the Company. As the Company did not enter into any business combination transactions on or after August 1, 2009, the adoption of this standard did not have any impact on the consolidated interim financial statements.

22 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(v)	Non controlling Interests in Consolidated Financial Statements:
In December 2007, the FASB issued Statement No. 160, which is primarily codified in ASC Subtopic 810-10,  and requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  ASC Subtopic 810-10 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  ASC Subtopic 810-10 is effective for annual periods beginning on or after December 15, 2008, specifically August 1, 2009 for the Company.  The adoption of this standard did not have an impact on the Company’s interim consolidated financial statements.

(vi)	Disclosure about Derivative Instruments and Hedging Activities
On August 1, 2009, the Company adopted Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of this change did not have an impact on the Company's unaudited interim consolidated financial statements.

(e)	Recent accounting pronouncements issued and not yet adopted:
In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

(f)	Subsequent events:
As of the issuance date of the Company’s unaudited interim consolidated financial statements, no subsequent events have occurred that would require disclosure in accordance with Financial Accounting Standards Board’s (“FASB”) guidance.

23 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(g)  Consolidated statement of shareholders’ equity in accordance with U.S. GAAP:

	Common shares		Share purchase warrants
	Amount	Number of Shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
Balances, July 31, 2009	$ 81,990	53,175,335	$ 67	3,400,000	$ 2,354	$ 3,920	$ (71,324)	$ 56	$ 17,063
Net loss for the period	–	–	–	–	–	–	(3,473)	–	(3,473)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(7)	(7)
Common Stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Stock based compensation	–	–	–	–	160	–	–	–	160
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Balances, October 31, 2009	$ 91,471	59,800,335	$ 2,183	10,025,000	$ 2,514	$ 3,920	$ (74,797)	$ 49	25,340
Net loss for the period	–	–	–	–	–	–	(3,675)	–	(3,675)
Other comprehensive income (loss)	–	–	–	–	–	–	–	3	3
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	605	–	–	–	605
Warrants, issued	–	–	–	–	–	–	–	–	–
Balances, January 31, 2010	$ 91,471	59,800,335	$ 2,183	10,025,000	$ 3,119	$ 3,920	$ (78,472)	$ 52	22,273

Net loss for the period	–	–	–	–	–	–	(4,200)	–	(4,200)
Other comprehensive income (loss)	–	–	–	–	–	–	–	9	9
Common stock, issued	240	70,000	–	–	(100)	–	–	–	140
Stock-based compensation	–	–	–	–	251	–	–	–	251
Warrants, issued	–	–	–	–	–	–	–	–	–
Balances, April 30, 2010	$ 91,711	59,870,335	$ 2,183	10,025,000	$ 3,270	$ 3,920	$ (82,672)	$ 61	$ 18,473

24 of 25

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine month periods ended April 30, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

	Common Shares		Share purchase warrants
	Amount	Number of Shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
Balances, July 31, 2008	$ 72,398	46,375,335	$ –	–	$ 1,761	$ 3,491	$ (57,222)	$ 94	$ 20,522

Net loss for the period	–	–	–	–	–	–	(2,321)	–	(2,321)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(60)	(60)
Common Stock, issued	9,592	6,800,000	–	–	–	–	–	–	9,592
Warrants, issued	–	–	67	3,400,000	–	–	–	–	67
Stock options expired, unexercised	–	–	–	–	(198)	198	–	–	–
Balances, October 31, 2008	$ 81,990	53,175,335	$ 67	3,400,000	$ 1,563	$ 3,689	$ (59,543)	$ 34	27,800

Net loss for the period	–	–	–	–	–	–	(4,252)	–	(4,252)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(19)	(19)
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	631	–	–	–	631
Warrants, issued	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(115)	115	–	–	–
Balances, January 31, 2009	$ 81,990	53,175,335	$ 67	3,400,000	$ 2,079	$ 3,804	$ (63,795)	$ 15	24,160

Net loss for the period	–	–	–	–	–	–	(4,134)	–	(4,134)
Other comprehensive income (loss)	–	–	–	–	–	–	–	19	19
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	234	–	–	–	234
Warrants, issued	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(4)	4	–	–	–
Balances, April 30, 2009	$ 81,990	53,175,335	$ 67	3,400,000	$ 2,309	$ 3,808	$ (67,929)	$ 34	20,279

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